UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13G

Under the Securities Exchange Act of 1934

Jianzhi Education Technology Group Company Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

47737L 104 (1)

(CUSIP Number)

February 1, 2024

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

(Continued on following pages)

CUSIP NO.: 47737L 104

1		Names of Reporting Persons SEAVI Limited
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
	5	Sole Voting Power
Number of		18,656,242(1)

Shares Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power
Person		18,656,242(1)
With:
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,646,252(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11		Percent of class represented by amount in row (9) 15.40%(2)
12		Type of Reporting Person (See Instructions) CO

(1)Represents 18,656,242 ordinary shares held by ZhongSiZhiDa Limited, a British Virgin Islands company majority-owned by SEAVI Limited, of which Mr. Derrick Lee Meow Chan is the sole shareholder and a Director.

(2)The percentage of the securities beneficially owned by each reporting person is calculated based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2023.

1		Names of Reporting Persons Derrick Lee Meow Chan
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Singapore
	5	Sole Voting Power
Number of		18,656,242(1)

Shares Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power
Person		18,656,242(1)
With:
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,656,242(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11		Percent of class represented by amount in row (9) 15.40%(2)
12		Type of Reporting Person (See Instructions) IN

(1)Represents 18,656,242 ordinary shares held by ZhongSiZhiDa Limited, a British Virgin Islands company majority-owned by SEAVI Limited, of which Mr. Derrick Lee Meow Chan is a Director.

(2)The percentage of the securities beneficially owned by each reporting person is calculated based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2023.

1		Names of Reporting Persons Hoe Boon Kwee
2	Check the appropriate box if a member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Singapore
	5	Sole Voting Power
Number of		18,656,242(1)

Shares Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power
Person		18,656,242(1)
With:
	8	Shared Dispositive Power
0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 18,656,242(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11		Percent of class represented by amount in row (9) 15.40%(2)
12		Type of Reporting Person (See Instructions) IN

(1)Represents 18,656,242 ordinary shares held by Zhongsizhida Limited, a British Virgin Islands company majority-owned by Seavi Limited, of which Mr. Hoe Boon Kwee is the sole shareholder.

(2)The percentage of the securities beneficially owned by each reporting person is calculated based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2023.

Item 1

(a)Name of Issuer:

Jianzhi Education Technology Group Company Limited

(b)Address of Issuer’s Principal Executive Offices:

27/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2.

(a)Name of Person Filing:

(i)SEAVI Limited, a company organized under the laws of the British Virgin Islands, wholly owned by Hoe Boon Kwee; and

(ii)Derrick Lee Meow Chan, a citizen of Singapore, who is a Director and sole shareholder of SEAVI Limited; and

(iii)Hoe Boon Kwee, a citizen of Singapore, who is a Director of SEAVI Limited.

(b)Address of Principal Business Office or, if None, Residence:

(i)The address of SEAVI Limited is 90 Sophia Road, Singapore 228160; and

(ii)The address of Derrick Lee Meow Chan is 18 Grove Drive, Singapore 279058; and

(iii)The address of Hoe Boon Kwee is 21B Rosyth Road, Singapore 546171.

(c)Citizenship:

SEAVI Limited is organized under the laws of the British Virgin Islands.  Derrick Lee Meow Chan and Hoe Boon Kwee are citizens of Singapore.

(d)Title and Class of Securities:

Ordinary Shares, par value US$0.0001 per share

(e)CUSIP No.:

47737L 104

Item 3.If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
SEAVI Limited	18,656,242	15.40%	18,656,242		18,656,242		15.40%
Derrick Lee Meow Chan	18,656,242	15.40%	18,656,242		18,656,242		15.40%
Hoe Boon Kwee	18,656,242	15.40%	18,656,242		18,656,242		15.40%

(1)SEAVI Limited, a British Virgin Islands company was the sole shareholder of ZhongSiZhiDa Limited, a British Virgin Islands Company which majority-owned 18,656,242 (89.05%) of the Issuer’s ordinary shares as of December 31, 2023.

(2)The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2023.

(3)The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

Item 5.Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.Identification and classification of members of the group.

Not applicable.

Item 9.Notice of Dissolution of Group.

Not applicable.

Item 10.Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

SEAVI Limited

By:      /s/Hoe Boon Kwee

Name: Hoe Boon Kwee

Title:   Director

Derrick Lee Meow Chan

By:      /s/Derrick Lee Meow Chan

Name: Derrick Lee Meow Chan

Hoe Boon Kwee

By:      /s/Hoe Boon Kwee

Name: Hoe Boon Kwee

EXHIBIT INDEX

Exhibit

99.1Joint Filing Agreement